EXHIBIT 4.3

FIRST AMENDMENT TO LEASE

This FIRST AMENDMENT TO LEASE (this "Amendment") is entered into as of the 1st day of June, 2007 by and between SFERS REAL ESTATE K LIMITED PARTNERSHIP, an Ohio limited partnership, by RREEF MANAGEMENT COMPANY, a Delaware corporation ("Landlord"), and BIO-BRIDGE SCIENCE INC., a Delaware corporation ("Tenant"), for certain premises located in the building commonly known as 1211 West 22nd Street, Oak Brook, Illinois (the "Building").

RECITALS

WHEREAS, Landlord and Tenant are parties to that certain Lease with a Lease Reference Date of July 20, 2004 (the "Lease") for approximately 1,253 rentable square feet on the sixth floor of the Building commonly known as Suite #615 (the "Premises"); and

WHEREAS, the term of the Lease is scheduled to expire on August 31, 2007.

WHEREAS, Landlord and Tenant desire to extend the term of the Lease as set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant hereby agree to amend the Lease as follows:

AGREEMENT

Capitalized Terms. All capitalized terms used herein shall have the same meanings ascribed to them in the Lease, unless otherwise defined in this Amendment.

Term. The Term of the Lease is hereby extended by three (3) years commencing September 1, 2007 and continuing until August 31, 2010 (the "Renewal Term") on the terms and conditions herein contained and otherwise contained in the Lease.

Rent Schedule. During the Renewal Term, Tenant shall pay the Annual Rent and the Monthly Installments thereof as follows:

Period	Annual Rent per square foot	Annual Rent	Monthly Installment of Rent
9/1/07-9/30/07	$0.00	$0.00	$0.00
10/1/07-8/31/08	$21.75	$27,252.75	$2,271.07
9/1/08-8/31/09	$22.25	$27,879.25	$2,323.27
9/1/09-8/31/10	$22.75	$28,505.75	$2,375.45

4. Base Year. The Base Year (Expenses) shall be 2007 and the Base Year (Taxes) shall be 2007 (payable in 2008).

5. Condition of Premises. Landlord hereby agrees to shampoo the carpet in the Premises and replace all light bulbs that are not operational. Except as set forth herein, Tenant agrees that Landlord shall have no obligation to perform any construction or make any improvements or alterations in connection with this Amendment, and Tenant acknowledges and agrees that all construction obligations of Landlord, or agreements to provide allowances therefor, under the Lease have been performed in full and accepted.

6. Brokers. Tenant represents and warrants to Landlord that no real estate broker, agent, commissioned salesperson or other person has represented Tenant in the negotiations of this Amendment. Tenant agrees to indemnify and hold Landlord harmless from and against any claim for any such commissions, fees or other form of compensation by any such third party claiming through the Tenant, including without limitation, any brokers specifically named in the Lease, including without limitation, any and all claims, causes of action, damages, costs and expenses, including attorneys' fees, associated therewith.

7. Incorporation. Except as otherwise amended herein, all other terms and conditions of the Lease shall remain in full force and effect and Tenant hereby ratifies and confirms its obligations thereunder. Tenant acknowledges that as of the date of this Amendment, Tenant (i) is not in default under the terms of the Lease; (ii) has no defense, set off or counterclaim to the enforcement by Landlord of the terms of the Lease; and (iii) is not aware of any action or inaction by Landlord that would constitute an event of default under the Lease.

8. Tenant's Authority.

If Tenant signs as a corporation, partnership, trust or other legal entity each of the persons executing this Amendment on behalf of Tenant represents and warrants that Tenant has been and is qualified to do business in the state in which the Building is located, that the entity has full right and authority to enter into this Amendment, and that all persons signing on behalf of the entity were authorized to do so by appropriate actions. Tenant agrees to deliver to Landlord, simultaneously with the delivery of this Amendment, a corporate resolution, proof of due authorization by partners, opinion of counsel or other appropriate documentation reasonably acceptable to Landlord evidencing the due authorization of Tenant to enter into this Amendment.

Tenant hereby represents and warrants that neither Tenant, nor any persons or entities holding any legal or beneficial interest whatsoever in Tenant, are (i) the target of any sanctions program that is established by Executive Order of the President or published by the Office of Foreign Assets Control, U.S. Department of the Treasury ("OFAC"); (ii) designated by the President or OFAC pursuant to the Trading with the Enemy Act, 50 U.S.C. App. § 5, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-06, the Patriot Act, Public Law 107-56, Executive Order 13224 (September 23, 2001) or any Executive Order of the President issued pursuant to such statutes; or (iii) named on the following list that is published by OFAC: "List of Specially Designated Nationals and Blocked Persons." If the foregoing representation is untrue at any time during the Term, an Event of Default will be deemed to have occurred, without the necessity of notice to Tenant.

9.  Limitation of Landlord's Liability. Redress for any claim against Landlord under the Lease or Amendment shall be limited to and enforceable only against and to the extent of Landlord's interest in the Building. The obligations of Landlord under the Lease as amended hereby are not intended to be and shall not be personally binding on, nor shall any resort be had to the private properties of, any of its or its investment manager's trustees, directors, officers, partners, beneficiaries, members, stockholders, employees, or agents, and in no case shall Landlord be liable to Tenant hereunder for any lost profits, damage to business, or any form of special, indirect or consequential damages.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Amendment as of the day and year first written above.

LANDLORD:		TENANT:

SFERS REAL ESTATE K LIMITED PARTNERSHIP, an Ohio limited partnership		BIO-BRIDGE SCIENCE INC., a Delaware corporation

By: RREEF Management Company, a Delaware corporation		By:	Dr. Liang Qiao /s/
		Name:	Dr. Liang Qiao
By:	Mark Sabatino/s/	Title:	Chief Executive Officer
	Mark Sabatino Vice President, District Manager	Dated: June 1, 2007
Dated: June 1, 2007